================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------

                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                   (Under Section 14(d)(1) or 13(e)(1) of the
                        Securities Exchange Act of 1934)

                           ---------------------------

                          Microware Systems Corporation
                            (Name of Subject Company)

                        Drake Merger Sub, Inc. (Offeror)
                          RadiSys Corporation (Offeror)
 (Name of Filing Person (identifying status as offeror, issuer or other person))
                         Common Stock, Without Par Value
                         (Title of Class of Securities)

                                    595150103
                      (CUSIP Number of Class of Securities)

                                Annette M. Mulee
                               RadiSys Corporation
                           5445 NE Dawson Creek Drive
                               Hillsboro, OR 97124
                                 (503) 615-1100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                         on Behalf of the Filing Person)

                                    Copy to:

                                 John R. Thomas
                                 Stoel Rives LLP
                         900 SW Fifth Avenue, Suite 2600
                             Portland, OR 97204-1268
                                 (503) 224-3380

                            CALCULATION OF FILING FEE

Transaction Valuation: Not Applicable       Amount of Filing Fee: Not Applicable

     [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A                                    Filing Party: N/A
Form or Registration No.: N/A                                    Date Filed: N/A

     [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ]  Third-party tender offer subject to Rule 14d-1.

     [ ]  Issuer tender offer subject to Rule 13e-4.

     [ ]  Going-private transaction subject to Rule 13e-3.

     [ ]  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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                                                                    NEWS RELEASE


For more information, contact:
Stuart Cohen
RadiSys Corp.
503-615-1433
stuart.cohen@radisys.com

                          RadiSys TO ACQUIRE MICROWARE

HILLSBORO, OR -- July 2, 2001 -- RadiSys Corporation (Nasdaq: RSYS) and Microware Systems Corporation (Nasdaq: MWAR) today announced that they have entered into a definitive agreement under which RadiSys, through a wholly owned subsidiary, will acquire Microware for $0.68 per share in an all-cash tender offer valued at approximately $13.1 million.

     Microware, based in Des Moines, Iowa, has been reshaping itself into a communications middleware company from an earlier stage of being a general embedded software and real-time operating system company. Microware is a leader in providing communications software, microcode, and professional consulting services for Intel's highly successful IXP1200 network processor family. Microware's products also include the OS-9 real-time operating system; connectivity and networking software including the SoftStax integrated networking interface, SoftATM, Bluetooth, and router and managed switch protocols; Personal JAVA for embedded devices; and digital video software packages for applications such as extraction and decoding of video packets from an IP network.

     "The acquisition of Microware provides RadiSys with a highly differentiated leadership position for solutions using Intel's IXP network processor family," said Dr. Glen Myers, Chairman and CEO of RadiSys. "Today Microware provides Ethernet and ATM packet processing microcode for the IXP's microengines, along with routing middleware and IP stacks on the IXP StrongARM core. Being able to combine this with RadiSys' hardware solutions using the IXP will allow us to offer customers complete and faster-to-market solutions for applications like enterprise and edge routers, multi-service access switches, and VPN

                                     -more-

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devices."

     RadiSys, Microware, and Intel recently showcased the companies' network-processor capabilities at the SUPERCOMM 2001 show in Atlanta. Working demos included a booth-to-booth Voice over IP link using IXP1200s between the Intel and RadiSys exhibits, and a WAN/LAN access switch using the IXP1200 powered by Microware's Microcode Solutions Library. Microware's software is also shipped with the new IXDP1200 Advanced Development Platform available from Intel.

     Historically, Microware's leading product has been OS-9, a real-time operating system used in a wide variety of applications, such as cellular phones, pagers, set-top boxes, and vehicle navigation systems. OS-9 has been optimized for the IXP1200's StrongARM core and is in use by a significant number of current IXP1200 designs. Microware also provides its IXP1200 middleware and microcode on Linux and VxWorks operating systems. Microware's revenues for its most recent fiscal year ending March 31, 2001 were $14 million. The company has been particularly successful in Japan, where it has 22 employees and about a third of its revenues.

     "This combination will be a tremendous benefit to our current customers," said Ken Kaplan, Microware CEO. "The size and financial strength of RadiSys will reassure our current customers of our ability to support them long-term, as well as deliver new capabilities to them. Being part of the RadiSys strategy in network processors allows us to focus on next steps for our IXP1200 support in such areas as MPLS, Packet over SONET, IPv6, ATM signaling, and advanced enterprise routing solutions."

     The agreement provides for a cash tender offer to acquire all of the outstanding shares of Microware common stock at $0.68 per share, which will commence within 10 working days. RadiSys will also pay $2.2 million to retire Microware's convertible debt and related securities. The Board of Directors of Microware has approved the definitive agreement and has unanimously recommended that Microware shareholders tender their shares pursuant to the offer. RadiSys' obligations to accept shares tendered in the offer will be conditional upon the tender of 90% of outstanding Microware shares on a fully-diluted basis, other



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customary conditions, and compliance by Microware with certain financial and business criteria. The tender offer will expire 20 business days after it is commenced, but may be extended under certain circumstances. The chief executive officer of Microware has agreed to tender his shares in the offer, as have other significant shareholders of Microware. It is expected that all shares not purchased in the tender offer will be converted into the right to receive $0.68 per share in a second-step merger following the tender offer.

     The acquisition is expected to be completed in the third quarter of 2001 and is expected to be accretive to earnings by year end. Upon completion, the organization will operate as a separate business division of RadiSys. This division will continue to support current Microware customers and continue to sell software and professional services to customers who don't choose to use RadiSys hardware solutions.

     Microware Systems Corporation provides embedded software solutions that are used in advanced communications infrastructure, Internet appliances, consumer electronics, wireless communications devices, industrial automation, office automation, automotive control, and multimedia devices. Products include software components such as the OS-9 real-time operating system and IXP1200 Microcode Support Library and consulting services. Founded in 1977, Microware is headquartered in Des Moines, Iowa, with sales offices in the United States, Europe, and Japan. Microware is a member of the Intel IXA Developers Forum. For more information, visit www.microware.com.

     RadiSys is a leading provider of building blocks enabling next-generation Internet and communications systems. The building blocks provided to telecommunications equipment manufacturers include Intel-architecture embedded computers, network processors, DSP modules and algorithms, network interfaces and protocols, high-availability switch-fabric system platforms, and SS7/signaling blades and gateways. RadiSys' highly differentiated position in the market is a result of its focus on Intel-based technology, its broad array of building-block technology, its tight "virtual division" relationships with its


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customers, and its use of intellectual property to generate "perfect fit"
solutions for its customers.

RadiSys is a registered trademark. All other products are trademarks or registered trademarks of their respective companies.

Except for the historical information contained herein, the matters discussed in this press release, including the statements regarding expectations of future operating performance and future development and business activities, are forward-looking statements that involve risks and uncertainties. The following are among the factors that could cause actual results to differ materially: the ability to complete successfully the proposed tender offer; the ability to integrate the operations of Microware successfully; general business and economic conditions in the markets RadiSys serves, particularly the communications market; changes in customer order patterns or inventory levels; dependence on the relationship with Intel Corporation and its products; lower than expected or delayed sales by our customers in the communications market; lower than expected design wins with key OEMs; failure of leading OEMs to incorporate RadiSys' solutions in successful products; schedule delays or cancellations in design wins; execution of the development or production ramp for design wins; deliveries of products containing errors, defects and bugs; dependence on a limited number of suppliers or, in some cases, one supplier for components and equipment used to manufacture products; competition in the embedded computer market, which may lead to pricing pressures; political, economic and regulatory risks associated with international operations; technological developments; the inability to protect RadiSys' intellectual property or successfully to defend against infringement claims by others; availability of qualified personnel; technological difficulties and resource constraints encountered in developing new products; and difficulty or inability to meet obligations to repay indebtedness. The forward-looking statements should be considered in light of these factors.

RadiSys urges you to read the tender offer statement when it is available because it will contain important information about the transactions described in this press release. You will be able to obtain the tender offer statement and other filed documents for no charge at the web site of the Securities and Exchange Commission at www.sec.gov. You will also be able to obtain these documents when they become available for no charge by contacting RadiSys' information agent, Mellon Investor Services LLC at 1-800-504-8997 or 917-320-6267.

To obtain copies of the press release and other Company material please visit the web-site at www.radisys.com or contact investor relations at investor.relations@radisys.com or call the RadiSys Investor Line at 1-503-615-RSYS.

To receive these releases via email, visit our web page at www.radisys.com and subscribe to our electronic mailing list.